Exhibit 99.1

Execution Version

Barclays Bank PLC

Medium-Term Notes, Series A

Warrants

Amendment No. 1 to Amended and Restated Distribution Agreement

September 10, 2009

Barclays Capital Inc.

745 7th Avenue

New York, New York 10019

Ladies and Gentlemen:

We refer to the Amended and Restated Distribution Agreement, dated as of February 10, 2009 (the “Amended Distribution Agreement”), between Barclays Bank PLC (the “Bank”) and Barclays Capital Inc. (together, the “Parties”). The Parties now wish to amend the Amended Distribution Agreement on the terms, and subject to the conditions, set forth in this Amendment No. 1 to the Amended Distribution Agreement (the “Amendment Agreement”). Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Amended Distribution Agreement.

Notwithstanding anything to the contrary in the Amended Distribution Agreement and unless otherwise agreed to by the Parties subsequent to the date hereof, the Parties agree that, in connection with each issue of Securities by the Bank to Barclays Capital Inc., Barclays Capital Inc. will be acting as principal for its own account in a firm commitment underwriting. In such capacity, Barclays Capital Inc. agrees to subscribe for the relevant Securities at a price equal to the issue price of the relevant Securities, less any applicable discount, as such information is specified in the relevant terms agreement, pricing supplement or free writing prospectus.

All other provisions of the Amended Distribution Agreement shall remain in full force and effect without any prejudice or modification.

This Amendment Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Amendment Agreement may be executed by any one or more of the Parties hereto in any number of counterparts, each of which shall be an original, but all of such respective counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us counterparts hereof, and upon acceptance hereof by you this letter and such acceptance hereof, shall constitute a binding agreement between you and the Bank.

Very truly yours,

Barclays Bank PLC

By:	/s/ Philippe El-Asmar
Name:	Philippe El-Asmar
Title:	Managing Director, Global Head of Investor Solutions

Accepted,

as of the date hereof:

Barclays Capital Inc.

By:	/s/ Philippe El-Asmar
Name:	Philippe El-Asmar
Title:	Managing Director, Global Head of Investor Solutions

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